FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For <<24th February 2005>>
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.
Enclosures:

Final

For immediate release	24 February 2005

ebookers plc

Scheme receives Court sanction

The Board of ebookers is pleased to announce that, at a hearing today, the High Court sanctioned the scheme of arrangement (the “Scheme”) to effect the recommended acquisition for cash by Cendant UK Acquisition Corporation of ebookers plc (“ebookers” or the “Company”) announced on 2 December 2004, and confirmed the Capital Reduction associated with the Scheme. The Scheme was approved by ebookers Shareholders on 24 January 2005 at a court meeting and an extraordinary general meeting of the Company.

The Scheme is expected to become effective on 28 February 2005.  Listing and dealings in ebookers Shares on the London Stock Exchange are expected to be suspended and ebookers Shares are expected to cease to settle in CREST as of 4.30 p.m. (London time) on 25 February 2005.

Application has been made for the listing of ebookers Shares on the Official List of the UK Listing Authority to be cancelled with effect from 1 March 2005.  ebookers Shares will cease to be admitted to trading on the London Stock Exchange’s market for listed securities from the same date.

A request will be made to NASDAQ to cancel the listing of the ebookers ADSs with effect from 28 February 2005.  In addition, the Company intends to terminate the Deposit Agreement with JP Morgan Chase Bank, N.A. through which the ebookers ADS programme is operated.

Unless otherwise stated, all references to time in this announcement are to London time. The dated in this announcement are indicative only. These dates depend, amongst other things, on the date upon which the Court Order is delivered to the Registrar and whether the Conditions are satisfied or, if capable of waiver, waived.

Capitalised terms used and not otherwise defined in this announcement have the meanings ascribed to them in the circular to ebookers Shareholders relating to the Scheme dated 22 December 2004.

Press enquiries:

ebookers plc	Latasha Malik	+44 (0) 207 489 2451

Cubitt Consulting (media relations adviser to ebookers)	Simon Brocklebank-Fowler Michael Henman	+44 (0) 20 7367 5100

Credit Suisse First Boston (financial adviser to ebookers)	Andrew Christie Simon Taurins Ian Brown	+44 (0) 20 7888 8888

Ernst & Young (independent financial adviser to ebookers)	John Stephan Steve Taylor	+44 (0) 20 7951 2000

Cendant Media Relations Contacts	Neil Bennet, Maitland (UK enquiries) David Stürken, Maitland (European enquiries)	+44 (0) 20 7379 5151

Cendant Investor Relations Contacts	Sam Levenson Henry A. Diamond	+1 (212) 413 1832 +1 (212) 413 1920

Citigroup Global Markets Limited (financial adviser to Cendant)	Peter Tague Iain Robertson Grant Kernaghan	+44 (0) 20 7986 4000

Credit Suisse First Boston, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers and no one else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to customers of Credit Suisse First Boston nor for providing advice in relation to the Acquisition.

Ernst & Young, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to ebookers solely for the purposes of Rule 3 of the Code and is not acting as adviser to anyone else in connection with the Acquisition and will not be responsible to anyone other than ebookers for providing the protections afforded to clients of Ernst & Young nor for providing advice in relation to the Acquisition.

Citigroup Global Markets Limited (“Citigroup”), which is regulated in the United Kingdom by The Financial Services Authority, is acting for Cendant and Cendant Bidco in connection with the Acquisition and the Scheme and no one else and will not be responsible to anyone other than Cendant and Cendant Bidco for providing the protections afforded to customers of Citigroup nor for providing advice in relation to the Acquisition or the Scheme, or any matter referred to herein.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities.  Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  24th February 2005

LEIGH GRANT

Deputy Company Secretary
ebookers plc